FUTURE DIMENSIONS
MARKET DIMENSIONS
SURVIVOR DIMENSIONS

FLEXIBLE PREMIUM ADJUSTABLE VARIABLE UNIVERSAL LIFE INSURANCE POLICIES

issued by

Security Life of Denver Insurance Company

and its

Security Life Separate Account S-L1

Supplement Effective as of May 1, 2014

This supplement provides up-to-date information about the company and updates and amends your current prospectus and Statement of Additional Information and subsequent supplements thereto. Please read it carefully and keep it with your prospectus and Statement of Additional Information for future reference.

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IMPORTANT INFORMATION ABOUT THE COMPANY

Information about the Security Life of Denver Insurance Company found in your policy prospectus and Statement of Additional Information is deleted and replaced with the following:

Security Life of Denver Insurance Company ("Security Life," "we," "us," "our," and the "company") issues the variable universal life insurance policy described in this prospectus and is responsible for providing the policy's insurance benefits.[*] All guarantees and benefits provided under the policy that are not related to the variable account are subject to the claims paying ability of the company and our general account. We are a stock life insurance company organized in 1929 and incorporated under the laws of the State of Colorado. We are admitted to do business in the District of Columbia and all states except New York. Our headquarters is at 8055 East Tufts Avenue, Suite 650, Denver, Colorado 80237.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya™"), which until April 7, 2014, was known as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock.

Voya is an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. In 2009 ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya, which together with its subsidiaries, including the company, constitutes ING's U.S.-based retirement, investment management and insurance operations. As of March 25, 2014, ING's ownership of Voya was approximately 43%. Under an agreement with the European Commission, ING is required to divest itself of 100% of Voya by the end of 2016.

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[*] Prior to October 1, 2004, the policies were issued by Southland Life Insurance Company ("Southland Life"), an affiliate of Security Life. Southland Life was a stock life insurance company organized in 1908 and incorporated under the laws of the State of Texas. On October 1, 2004, Southland Life merged with and into Security Life and Security Life assumed responsibility for Southland Life's obligations under the policies.

IMPORTANT INFORMATION ABOUT THE FUNDS AVAILABLE THROUGH THE POLICIES

In connection with the rebranding of ING U.S. as Voya™, effective May 1, 2014, the ING funds were renamed by generally replacing ING in each fund name with either Voya or VY.

The following chart lists the funds that are, effective May 1, 2014, available through the policies, along with each fund's investment adviser/subadviser and investment objective. More detailed information about these funds can be found in the current prospectus and Statement of Additional Information for each fund. If you received a summary prospectus for any of the funds available through your policy, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

There is no assurance that the stated investment objectives of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by allocating policy value to the subaccounts that invest in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
American Funds Insurance Series® – Growth Fund (Class 2) **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks growth of capital.
American Funds Insurance Series® – Growth-Income Fund (Class 2) **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks long-term growth of capital and income.
American Funds Insurance Series® – International Fund (Class 2) **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks long-term growth of capital.
BlackRock Global Allocation V.I. Fund (Class III) **Investment Adviser:** BlackRock Advisors, LLC **Subadvisers:** BlackRock Investment Management, LLC	Seeks high total investment return.
Fidelity® VIP Contrafund® Portfolio (Initial Class or Service Class) [1] **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks long-term capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Fidelity® VIP Equity-Income Portfolio (Initial Class or Service Class) [1] **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.
Neuberger Berman AMT Socially Responsive Portfolio® (Class I) **Investment Adviser:** Neuberger Berman Management LLC **Subadvisers:** Neuberger Berman LLC	Seeks long-term growth of capital by investing primarily in securities of companies that meet the portfolio's financial criteria and social policy.
Voya Balanced Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.
Voya Global Bond Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks to maximize total return through a combination of current income and capital appreciation.
Voya Global Perspectives Portfolio (Class I) [2] **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks total return.
Voya Global Resources Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** Voya Investment Management Co. LLC	A *non-diversified* portfolio that seeks long-term capital appreciation.
Voya Growth and Income Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Index Plus LargeCap Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P 500 Index, while maintaining a market level of risk.
Voya Index Plus MidCap Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the Standard and Poor's MidCap 400 Index, while maintaining a market level of risk.
Voya Index Plus SmallCap Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index, while maintaining a market level of risk.
Voya Intermediate Bond Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya International Index Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.
Voya Large Cap Growth Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks long-term capital growth.
Voya Large Cap Value Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks long-term growth of capital and current income.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Limited Maturity Bond Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.
Voya Liquid Assets Portfolio (Class I or Class S) [3] **Investment Adviser:** Directed Services LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks high level of current income consistent with the preservation of capital and liquidity.
Voya Multi-Manager Large Cap Core Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** Columbia Management Investment Advisers, LLC and The London Company of Virginia d/b/a The London Company	Seeks reasonable income and capital growth.
Voya Retirement Growth Portfolio (Class I) [2] **Investment Adviser:** Directed Services LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of the Voya Retirement Moderate Growth Portfolio.
Voya Retirement Moderate Growth Portfolio (Class I) [2] **Investment Adviser:** Directed Services LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Portfolio but less than that of Voya Retirement Growth Portfolio.
Voya Retirement Moderate Portfolio (Class I) [2] **Investment Adviser:** Directed Services LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Conservative Portfolio but less than that of Voya Retirement Moderate Growth Portfolio.
Voya Russell[TM] Large Cap Growth Index Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Russell™ Large Cap Index Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.
Voya Russell™ Large Cap Value Index Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.
Voya Russell™ Mid Cap Growth Index Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.
Voya Russell™ Small Cap Index Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.
Voya Small Company Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.
Voya SmallCap Opportunities Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya U.S. Bond Index Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Barclays U.S. Aggregate Bond Index.
Voya U.S. Stock Index Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks total return.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY Baron Growth Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** BAMCO, Inc.	Seeks capital appreciation.
VY BlackRock Health Sciences Opportunities Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** BlackRock Advisors, LLC	Seeks long-term capital growth.
VY BlackRock Large Cap Growth Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** BlackRock Investment Management, LLC	Seeks long-term growth of capital.
VY Clarion Global Real Estate Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** CBRE Clarion Securities LLC	Seeks high total return, consisting of capital appreciation and current income.
VY Columbia Small Cap Value II Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** Columbia Management Investment Advisers, LLC	Seeks long-term growth of capital.
VY DFA World Equity Portfolio (Class I) [2] **Investment Adviser:** Directed Services LLC **Subadvisers:** Dimensional Fund Advisors LP	Seeks long-term capital appreciation.
VY FMR[SM] **Diversified Mid Cap Portfolio (Class I)** **Investment Adviser:** Directed Services LLC **Subadvisers:** Fidelity Management & Research Company **FMR is a service mark of Fidelity Management & Research Company**	Seeks long-term growth of capital.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY Franklin Templeton Founding Strategy Portfolio (Class I) [2] **Investment Adviser:** Directed Services LLC	Seeks capital appreciation and secondarily, income.

VY Invesco Comstock Portfolio (Class I)
 	
    Investment Adviser: Directed Services LLC
 	
    Subadvisers: Invesco Advisers, Inc.
	Seeks capital growth and income.

VY Invesco Equity and Income Portfolio (Class I)
 	
    Investment Adviser: Directed Services LLC
 	
    Subadvisers: Invesco Advisers, Inc.
	Seeks total return, consisting of long-term capital appreciation and current income.

VY Invesco Growth and Income Portfolio (Class S)
 	
    Investment Adviser: Directed Services LLC
 	
    Subadvisers: Invesco Advisers, Inc.
	Seeks long-term growth of capital and income.

VY JPMorgan Emerging Markets Equity Portfolio (Class I)
 	
    Investment Adviser: Directed Services LLC
 	
    Subadvisers: J.P. Morgan Investment Management Inc.
	Seeks capital appreciation.

VY JPMorgan Small Cap Core Equity Portfolio (Class I)
 	
    Investment Adviser: Directed Services LLC
 	
    Subadvisers: J.P. Morgan Investment Management Inc.
	Seeks capital growth over the long-term.

VY MFS Total Return Portfolio (Class I)
 	
    Investment Adviser: Directed Services LLC
 	
    Subadvisers: Massachusetts Financial Services Company
	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital and secondarily seeks reasonable opportunity for growth of capital and income.

VY MFS Utilities Portfolio (Class S)
 	
    Investment Adviser: Directed Services LLC
 	
    Subadvisers: Massachusetts Financial Services Company
	Seeks total return.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY Marsico Growth Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** Marsico Capital Management, LLC	Seeks capital appreciation.
VY Oppenheimer Global Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** OppenheimerFunds, Inc.	Seeks capital appreciation.
VY Pioneer High Yield Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.
VY T. Rowe Price Capital Appreciation Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
VY T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
VY T. Rowe Price Equity Income Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital. Effective July 14, 2014, the objective will change to: Seeks a high level of dividend income as well as long-term growth of capital through investments in stocks.
VY T. Rowe Price International Stock Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** T. Rowe Price Associates, Inc.	Seeks long-term growth of capital.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

VY Templeton Foreign Equity Portfolio (Class I)
 	
   Investment Adviser: Directed Services LLC
 	
   Subadvisers: Templeton Investment Counsel, LLC
	Seeks long-term capital growth.

[1] Initial Class shares of this fund are offered in Future Dimensions. Service Class shares of this fund are offered in Market Dimensions and Survivor Dimensions.

[2] This fund is structured as a "fund of funds." A fund structured as a "fund of funds" may have higher fees and expenses than a fund that invests directly in debt and equity securities because it also incurs the fees and expenses of the underlying funds in which it invests. Please refer to the fund prospectus for information about the aggregate annual operating expenses of the fund and its corresponding underlying fund or funds.

[3] Class I shares of this fund are offered in Future Dimensions. Class S shares of this fund are offered in Market Dimensions and Survivor Dimensions.

IMPORTANT INFORMATION ABOUT FUNDS
CLOSED TO NEW INVESTMENT

The subaccounts that invest in the following funds have been closed to new investment:

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

Fidelity® VIP Investment Grade Bond Portfolio (Initial Class)
 	
   Investment Adviser: Fidelity Management & Research Company
 	
   Subadvisers: Fidelity Investments Money Management, Inc. and other investment advisers
	Seeks as high a level of current income as is consistent with the preservation of capital.

Invesco V.I. Core Equity Fund (Series I) **Investment Adviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital.

Voya MidCap Opportunities Portfolio (Class I)
 	
   Investment Adviser: Voya Investments, LLC
 	
   Subadviser: Voya Investment Management Co. LLC
	Seeks long-term capital appreciation.

Voya Strategic Allocation Conservative Portfolio (Class I) [1]
 	
   Investment Adviser: Voya Investments, LLC
 	
   Subadviser: Voya Investment Management Co. LLC
	Seeks to provide total return (*i.e.,* income and capital growth, both realized and unrealized) consistent with preservation of capital.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

Voya Strategic Allocation Growth Portfolio (Class I) [1]
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks to provide capital appreciation.

Voya Strategic Allocation Moderate Portfolio (Class I) [1]
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks to provide total return (*i.e.,* income and capital appreciation, both realized and unrealized).

VY American Century Small-Mid Cap Value Portfolio (Class I)
 	
    Investment Adviser: Directed Services LLC
 	
    Subadvisers: American Century Investment Management, Inc.
	Seeks long-term capital growth. Income is a secondary objective.

VY Clarion Real Estate Portfolio (Class I)
 	
    Investment Adviser: Directed Services LLC
 	
    Subadvisers: CBRE Clarion Securities LLC
	A *non-diversified* Portfolio that seeks total return including capital appreciation and current income.

VY JPMorgan Mid Cap Value Portfolio (Class I)
 	
    Investment Adviser: Directed Services LLC
 	
    Subadviser: J.P. Morgan Investment Management Inc.
	Seeks growth from capital appreciation.

VY PIMCO Bond Portfolio (Class I) [2]
 	
    Investment Adviser: Directed Services LLC
 	
    Subadviser: Pacific Investment Management Company LLC
	Seeks maximum total return, consistent with capital preservation and prudent investment management.

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[1] This fund is structured as a "fund of funds." A fund structured as a "fund of funds" may have higher fees and expenses than a fund that invests directly in debt and equity securities because it also incurs the fees and expenses of the underlying funds in which it invests. Please refer to the fund prospectus for information about the aggregate annual operating expenses of the fund and its corresponding underlying fund or funds.

[2] Prior to May 1, 2014, this fund was known as the ING PIMCO Total Return Portfolio.

Policy owners who have policy value allocated to one or more of the subaccounts that correspond to these funds may leave their policy value in those subaccounts, but future allocations and transfers into those subaccounts are prohibited. If your most recent premium allocation instructions includes a subaccount that corresponds to one of these funds, premium received that would have been allocated to a subaccount corresponding to one of these funds may be automatically allocated among the other available subaccounts according to your most recent premium allocation instructions. If your most recent allocation instructions do not include any available funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting Customer Service at P.O. Box 5065, Minot, ND 58702-5065, 1-877-253-5050 or www.ingservicecenter.com. **See the Transfers section of your policy prospectus for information about making fund allocation changes.**

Your failure to provide us with alternative allocation instructions before we return your premium payment(s) may result in your policy entering the 61 day grace period and/or your policy lapsing without value. **See the Lapse section of your policy prospectus for more information about how to keep your policy from lapsing. See also the Reinstatement section of your policy prospectus for information about how to put your policy back in force if it has lapsed.**

NOTICE OF AND IMPORTANT INFORMATION ABOUT UPCOMING FUND REORGANIZATIONS

> *The following information only affects you if you currently invest in or plan to invest in the subaccounts that correspond to the funds referenced below.*

The Board of Trustees of Voya Investors Trust approved a proposal to reorganize certain funds. Subject to shareholder approval, effective after the close of business on or about July 18, 2014 (the "Reorganization Effective Date"), the following Merging Funds will reorganize with and into the following Surviving Funds.

Merging Funds	Surviving Funds
VY BlackRock Health Sciences Opportunities Portfolio (Class I)	Voya Large Cap Growth Portfolio (Class I)
VY BlackRock Large Cap Growth Portfolio (Class I)	
VY Marsico Growth Portfolio (Class I)	
VY MFS Total Return Portfolio (Class I)	VY Invesco Equity and Income Portfolio (Class I)
VY MFS Utilities Portfolio (Class S)	Voya Large Cap Value Portfolio (Class I)

Voluntary Transfers Before the Reorganization Effective Date. Prior to the Reorganization Effective Date, you may transfer amounts allocated to a subaccount that invests in a Merging Fund to any other available subaccount or to the fixed account. **See the Transfers section of your policy prospectus for information about making subaccount transfers, including applicable restrictions and limits on transfers.**

On the Reorganization Effective Date. On the Reorganization Effective Date, your investment in a subaccount that invests in a Merging Fund will automatically become an investment in the subaccount that invests in the corresponding Surviving Fund with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation, and your policy value immediately before the reallocation will equal your policy value immediately after the reallocation.

Automatic Investment in Class I Shares. On the Reorganization Effective Date, all existing account balances invested in Class S shares of the VY MFS Utilities Portfolio will automatically become investments in Class I shares of the Voya Large Cap Value Portfolio. Class I shares have 0.25% lower total fund expenses than Class S shares, and the effect of this transaction is to give policy owners an investment in a similar fund managed by the same investment adviser at a lower cost.

Automatic Fund Reallocation After the Reorganization Effective Date. After the Reorganization Effective Date, the Merging Funds will no longer be available through your policy. Unless you provide us with alternative allocation instructions, after the Reorganization Effective Date all allocations directed to a Subaccount that invested in a Merging Fund will be automatically allocated to the Subaccount that invests in the corresponding Surviving Fund. **See the Transfers section of your policy prospectus for information about making fund allocation changes.**

Allocation Instructions. You may give us alternative allocation instructions at any time by contacting Customer Service at P.O. Box 5065, Minot, ND 58702-5065, 1-877-253-5050 or www.ingservicecenter.com.

Information about the Surviving Funds. See the **IMPORTANT INFORMATION ABOUT THE FUNDS AVAILABLE THROUGH THE POLICIES** section above for summary information about the Voya Large Cap Growth, the Voya Large Cap Value and the VY Invesco Equity and Income Portfolios.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your policy, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting:

> Customer Service
> P.O. Box 5065
> Minot, ND 58702-5065
> 1-877-253-5050

If you received a summary prospectus for any of the funds available through your policy, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.